FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL
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(Print or Type Responses)
1. Name and Address of Reporting Person* Roberts Ralph J.	2. Issuer Name and Ticker or Trading Symbol Comcast Corporation: CMCSA and CMCSK						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☒ Director ☐ 10% Owner ☒ Officer ☐ Other (specify below) (give title below) Chairman
(Last) (First) (Middle) Comcast Corporation 1500 Market Street	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Day/Year November 18, 2002
(Street) Philadelphia PA 19102				5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Special Common Stock	11/18/02		D		5,777,563	D	(1)	0	D
Class A Special Common Stock	11/18/02		D		437,226(2)	D	(1)	0	I	By Family Partnerships
Class A Common Stock	8/04/99		G(3)		1,998	D		568,815	I	By Family Partnerships
Class A Special Common Stock	8/04/99		G(3)		1,998	D		568,815	I	By Family Partnerships
Class A Common Stock	1/13/00		G(3)		1,998	D		0	I	By Family Partnerships
Class A Special Common Stock	1/13/00		G(3)		1,998	D		0	I	By Family Partnerships

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deriv- ative Securities Bene- ficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Securities Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)(1)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares (1)
Option to Purchase Class A Special Common Stock	$6.0417	11/18/02		D			748,634	Immediately	7/06/2003	Class A Special Common Stock	748,634	(1)	0	D
Option to Purchase Class A Special Common Stock	$9.5625	11/18/02		D			561,658	Immediately	7/06/2003	Class A Special Common Stock	561,658	(1)	0	D
Option to Purchase Class A Special Common Stock	$9.1875	11/18/02		D			88,056	Immediately	2/05/2007	Class A Special Common Stock	88,056	(1)	0	D
Option to Purchase Class A Special Common Stock	$16.4313	11/18/02		D			7,188	Immediately	1/09/2003	Class A Special Common Stock	7,188	(1)	0	D
Option to Purchase Class A Special Common Stock	$14.9375	11/18/02		D			127,422	(4)	1/09/2008	Class A Special Common Stock	127,422	(1)	0	D
Option to Purchase Class A Special Common Stock	$18.6313	11/18/02		D			576	Immediately	6/16/2003	Class A Special Common Stock	576	(1)	0	D
Option to Purchase Class A Special Common Stock	$16.9375	11/18/02		D			999,424	(5)	6/16/2008	Class A Special Common Stock	999,424	(1)	0	D
Option to Purchase Class A Special Common Stock	$32.8437	11/18/02		D			247,210	(6)	5/03/2009	Class A Special Common Stock	247,210	(1)	0	D
Option to Purchase Class A Special Common Stock	$36.1281	11/18/02		D			2,790	(7)	5/03/2004	Class A Special Common Stock	2,790	(1)	0	D
Option to Purchase Class A Special Common Stock	$42.3500	11/18/02		D			2,835	(8)	3/30/2005	Class A Special Common Stock	2,835	(1)	0	D
Option to Purchase Class A Special Common Stock	$38.5000	11/18/02		D			247,165	(9)	3/30/2010	Class A Special Common Stock	247,165	(1)	0	D
Option to Purchase Class A Special Common Stock	$42.5563	11/18/02		D			2,584	3/26/2005	3/26/2006	Class A Special Common Stock	2,584	(1)	0	D
Option to Purchase Class A Special Common Stock	$38.6875	11/18/02		D			497,416	(10)	3/26/2011	Class A Special Common Stock	497,416	(1)	0	D
Option to Purchase Class A Special Common Stock	$40.6670	11/18/02		D			2,704	1/30/2006	7/30/2006	Class A Special Common Stock	2,704	(1)	0	D
Option to Purchase Class A Special Common Stock	$36.9700	11/18/02		D			597,296	(11)	7/30/2011	Class A Special Common Stock	597,296	(1)	0	D
Option to Purchase Class A Special Common Stock	$35.4900	11/18/02		D			600,000	(12)	1/24/2012	Class A Special Common Stock	600,000	(1)	0	D

Explanation of Responses:

(1)	Pursuant to the merger agreement among the Issuer, AT&T Comcast Corporation (to be named Comcast Corporation, "Parent") and others, the Issuer will become a wholly-owned subsidiary of Parent (the "Merger") and will cease to have registered securities. See the Form 4 to be filed by the Reporting Person with respect to securities of Parent acquired by such Reporting Person as a result of the Merger.
(2)	The Form 4 filed by the Reporting Person for June 2002 (filed on July 2, 2002) inadvertently reported an additional 2,187 shares of Class A Special Common Stock as part of the aggregate number of shares owned indirectly by family partnerships.
(3)	Gifts of interests in four LLCs, each of which is the general partner of four family limited partnerships and with respect to each of which the Reporting Person was the majority member. Following the January 13, 2000 gift of the LLC interests, the Reporting Person no longer owned a majority of each of the four LLCs.
(4)	99,422 shares are immediately exercisable and 28,000 shares are exercisable on 1/09/2003.
(5)	799,424 shares are immediately exercisable and 200,000 shares are exercisable on 6/16/2003.
(6)	149,977 shares are immediately exercisable; 47,233 shares are exercisable on 5/03/2003; and 50,000 shares are exercisable on 5/03/2004.
(7)	23 shares are immediately exercisable and 2,767 shares are exercisable on 5/03/2003.
(8)	2 shares are immediately exercisable; 236 shares are exercisable on 3/30/2003; and 2,597 shares are exercisable on 3/30/2004.
(9)	99,998 shares are immediately exercisable; 49,764 shares are exercisable on 3/30/2003; 47,403 shares are exercisable on 3/30/2004; and 50,000 shares are exercisable on 3/30/2005.
(10)	200,000 shares are exercisable on 3/26/2003; 100,000 shares are exercisable on 3/26/2004; 97,416 shares are exercisable on 3/26/2005; and 100,000 shares are exercisable on 3/26/2006.
(11)	181,000 shares are exercisable on 7/30/2003; 90,500 shares are exercisable on each of 7/30/2004 and 7/30/2005; 87,796 shares are exercisable on 7/30/2006; and 29,500 shares are exercisable on each of 7/30/2007, 7/30/2008, 7/30/2009, 7/30/2010 and 1/30/2011.
(12)	182,500 shares are exercisable on 1/24/2004; 91,250 shares are exercisable on each of 1/24/2005, 1/24/2006 and 1/24/2007; and 28,750 shares are exercisable on each of 1/24/2008, 1/24/2009, 1/24/2010, 1/24/2011 and 7/24/2011.

/s/ Ralph J. Roberts	November 18, 2002

** Signature of Reporting Person	Date
Ralph J. Roberts

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.